UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               VIOLIN MEMORY, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    		 COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92763A101

          ------------------------------------------------------------
                                 (CUSIP Number)

                                April 2, 2014
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)

[X] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES
OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 8 Pages

CUSIP NO. 92763A101
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rationalwave Onshore Equity Fund, L.P.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                4,286,237
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    4,286,237
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,286,237
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.2%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
- --------------------------------------------------------------------------

                                Page 2 of 8 Pages

CUSIP NO. 92763A101
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rationalwave Associates Corp.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]


- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 4,454,364
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                     4,454,364
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     4,454,364
- --------------------------------------------------------------------------

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.4%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
- --------------------------------------------------------------------------
                                Page 3 of 8 Pages

CUSIP NO. 92763A101
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark N. Rosenblatt
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 920,346
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 4,454,364
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     920,346
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                     4,454,364
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     5,374,710
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   6.5%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
- --------------------------------------------------------------------------

                                Page 4 of 8 Pages

ITEM 1(A)         NAME OF ISSUER:

                  Violin Memory, Inc.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4555 Great America Parkway
                  Santa Clara, CA 95054

ITEM 2(a)         NAME OF PERSON FILING:

                  (i) Rationalwave Onshore Equity Fund, L.P.,
		      (Rationalwave Onshore),with respect to
		      shares of Common Stock directly owned
                      by it.

                 (ii) Rationalwave Associates Corp., (Rationalwave
		      Associates), with respect to shares of
		      Common Stock directly owned by it.

                (iii) Mark N. Rosenblatt, (Mr. Rosenblatt), with respect to the
                      Common Stock directly owned by him and directly owned by each of Rationalwave Onshore and Rationalwave Associates.

                      The foregoing persons are hereinafter sometimes
                 collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and believe after making inquiry to the appropriate party.


ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 The address of the business office of each of the Reporting Persons is 108 Ardsley Road, Scarsdale, NY 10583

ITEM 2(c)         CITIZENSHIP:

                 Mr. Rosenblatt is a United States citizen. Rationalwave Onshore is a limited partnership organized under the laws of the State of Delaware. Rationalwave Associates is a Delaware corporation.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

                                Page 5 of 8 Pages

ITEM 2(e)         CUSIP NUMBER:

                  92763A101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.
                  240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act
                (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

        This Statement is being filed with respect to an aggregate of 5,374,710 shares, comprised of 721,926 shares of Common Stock, 1,228,848 shares of Series 1 Preferred Stock, 2,679,217 shares of Series A Preferred Stock, 510,094 shares of Series B Preferred Stock, 150,000 shares of Series C Preferred Stock, 24,365 shares of Series D Preferred Stock, 57,092 shares of Common Stock on an as-converted basis from a Convertible Promissory Note, and 3,178 shares of Series D Preferred Stock on an as-converted basis from immediately exercisable warrants.Beneficial ownership is as follows:

        1. Rationalwave Onshore Equity Fund, L.P.,
           (a) Amount Beneficially owned: 4,286,237
           (b) Percent of Class: 5.2% The percentages used herein and in the rest of Item 4 are calculated based on 82,475,181
               Shares of Common Stock reported outstanding as of December 9, 2013 in the Company's most recent Quarterly Report on 10-Q for the period ended October 31, 2013.

                               Page 6 of 8 Pages

           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 4,286,237
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 4,286,237

        2. Rationalwave Associates Corp.
           (a) Amount Beneficially owned: 4,454,364
           (b) Percent of Class: 5.4%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 4,454,364
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 4,454,364

        3. Mark N. Rosenblatt
           (a) Amount Beneficially owned: 5,374,710
           (b) Percent of Class: 6.5%
           (c) (i) Sole power to vote or direct the vote: 920,346
              (ii) Shared power to vote or direct the vote: 4,454,364
             (iii) Sole power to dispose or direct the disposition: 920,346
              (iv) Shared power to dispose or direct the disposition:
                   4,454,364


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                Rationalwave Associates, the discretionary investment manager of Rationalwave Onshore, has the power to direct the voting and disposition of shares held by Rationalwave Onshore. Mr. Rosenblatt is the President of Rationalwave Associate and in that capacity directs the voting and disposition of shares held by Rationalwave Onshore.

                               Page 7 of 8 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  N/A


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


                  See Item 2.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A


ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 14, 2014

                                              /s/ Mark N. Rosenblatt
                                              ----------------------------------
                                              Mark N. Rosenblatt, for himself
                                              and as President of Rationalwave
                                              Associates Corp., for itself and
                                              as the investment manager of
                                              Rationalwave Onshore Equity Fund,
                                              L.P.




                               Page 8 of 8 Pages